UNITED STATES
                SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 000-21811
                                                       CUSIP NUMBER 891321 101

(Check One):

[X] Form 10-K      [   ] Form 20-F            [   ] Form 11-K
[ ] Form 10-Q      [   ] Form N-SAR

For Period Ended:  December 31, 1999

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Torque Engineering Corporation

Former Name if Applicable: Quintessence Oil Company

Address of Principal Executive Office (Street and Number):

         2932 Thorne Drive
         Elkhart, Indiana  46514

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Due to the registrant's acquisition of IPSL, Inc. in May 1999, which resulted in a complete change in the business status of the registrant from an essentially dormant oil and gas development and production company to an operating manufacturer of a specialty marine engine for the pleasure boating industry, independent appraisals of the assets of IPSL have been required in connection with the accounting for the acquisition. The appraisal process has taken longer that originally anticipated and the registrant has been unable to complete the report within the prescribed time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Roger V. Davidson, Esq.
         Ballard Spahr Andrews & Ingersoll, LLP
         (303) 299-7307

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Management expects a substantial increase in expenses with only limited revenue and therefore, a substantial increase in loss from operations. This results from the acquisition of Torque Engineering by Quintessence Oil Company, a company which had been substantially dormant in prior period.

                         Torque Engineering Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 27, 2000                     By:/s/ Raymond B. Wedel, Jr.
                                            -----------------------------
                                            Raymond B. Wedel, Jr., President